Filed by Quad/Graphics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Filer:  Quad/Graphics, Inc.

Commission File No.:  001-34806

Subject Company: LSC Communications, Inc.

Commission File No.:  001-37729

Date: October 31, 2018

EXPLANATORY NOTE

This filing relates to the proposed transaction between Quad/Graphics, Inc. (the “Company”) and LSC Communications, Inc. (“LSC”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among the Company, QLC Merger Sub, Inc. and LSC.

The following documents and communications were distributed by the Company on October 31, 2018 and are included herein:

•                 Joint Press Release of the Company and LSC, dated as of October 31, 2018; and

•                 Investor Presentation of the Company and LSC, dated October 31, 2018.

FOR IMMEDIATE RELEASE

Quad/Graphics to Acquire LSC Communications

in All-Stock Transaction

Business Combination Creates Highly Efficient Print Platform to Fuel Quad’s 3.0 Transformation and Strengthen the Role of Print in a Multichannel Media World

SUSSEX, WI, and CHICAGO, IL, October 31, 2018 — Quad/Graphics, Inc. (NYSE: QUAD) (“Quad/Graphics” or “Quad”), a leading marketing solutions provider, and LSC Communications, Inc. (NYSE: LKSD) (“LSC Communications”), a leader in print and digital media solutions, today announced that their boards of directors have approved a definitive agreement whereby Quad will acquire LSC Communications in an all-stock transaction valued at approximately $1.4 billion, including the refinancing of LSC Communications’ debt. As of September 30, 2018, the combined company would have had annual revenue of approximately $8 billion.

STRATEGIC AND FINANCIAL RATIONALE

•                  Creates a highly efficient print platform to fuel Quad’s 3.0 transformation and strengthen the role of print in a multichannel media world. Quad’s 3.0 strategy creates more value for all stakeholders by leveraging a strong print foundation as part of a much larger, more robust integrated marketing solutions offering, and the transaction will broaden Quad’s client base and revenue-generating potential.

•                  Delivers cost- and time-saving opportunities for clients through:

•                  Enhanced production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms.

•                  Expanded logistics services and volume-driven postage savings programs, such as co-mailing, backed by experienced and proven leadership.

•                  Strengthened print management services and business process outsourcing.

•                  Maintains long-term strategic vision by preserving Quadracci Family leadership and voting control in the company; Joel Quadracci will be the Chairman, President and Chief Executive Officer of the combined company.

•                  Is expected to close in mid-2019, and be accretive to earnings, excluding non-recurring integration costs. Net synergies are expected to be approximately $135 million, and will be achieved in less than two years and result in substantial additional Free Cash Flow generation.

FOR IMMEDIATE RELEASE Quad/Graphics to Acquire LSC Communications Page 2 of 6

•                  Results in a more profitable company with a strong and healthy balance sheet that provides continued financial flexibility to strategically deploy capital between investing back into the business, making strategic acquisitions and returning capital to shareholders through consistent dividends and share repurchases.

“This is a defining moment in Quad’s 47-year journey,” said Joel Quadracci, Quad/Graphics Chairman, President & CEO. “We have grown from a printer with a single facility to a global marketing solutions provider with a seamless, integrated offering that creates more value for all our stakeholders at a time of significant media disruption. Together with LSC Communications, we will create a compelling combination of talent, expertise and client technology to further fuel our Quad 3.0 marketing solutions transformation and strengthen the role of print — a proven and trusted media form in today’s multichannel world.”

Quadracci continued: “We look forward to welcoming LSC Communications’ employees to our team. They will be part of a dynamic, values-based organization that is focused on creating a better way for our clients and our company. From this historic business combination, our clients will benefit from a highly efficient print platform, and the additional cost- and time-saving opportunities generated from enhanced production and distribution efficiencies and flexibility, expanded mailing and logistics services, and strengthened print management services. We are confident in the synergies we will generate from this transaction. We will draw on our deep integration experience to successfully align our operations and create long-term sustainable shareholder value. In addition, with an all-stock transaction, our combined shareholders will benefit from our continued strong and healthy balance sheet.”

Thomas J. Quinlan III, LSC Communications Chairman, Chief Executive Officer and President, said: “Since becoming a standalone public company at the end of 2016, LSC Communications has added critical scale, capabilities and technologies. We have done so through acquisitions and divestitures as we work to strengthen our position as a leading innovator in print and multichannel logistics. We are now taking the next major step in our evolution. Together with Quad, we will be better positioned in the dynamic industry environment to efficiently serve our clients though a broader set of offerings to help meet and manage their needs. We are pleased that LSC Communications’ shareholders will benefit from the significant projected synergies as well as the potential upside enabled by ownership in the combined company. We at LSC Communications are proud of what we have accomplished, and with Quad we look forward to continuing to build on our rich history of providing clients with innovative industry leading solutions.”

TRANSACTION SUMMARY

Under the terms of the agreement, LSC Communications shareholders will receive 0.625 shares of Quad Class A common stock for each LSC Communications share they own, representing approximately 29 percent total economic ownership of the combined company and approximately 11 percent of the vote of the combined company. Based on the closing share prices of both companies on October 30, 2018, the merger consideration represents a premium of 34 percent to LSC Communications shareholders. Quad shareholders will continue to own Class A and Class B shares, representing approximately 71 percent total economic ownership of the combined company and approximately 89 percent total voting power of the combined company. The transaction supports Quad’s long-term strategic vision by preserving the Quadracci Family leadership and voting control in the company.

FOR IMMEDIATE RELEASE Quad/Graphics to Acquire LSC Communications Page 3 of 6

Quad expects the transaction to be accretive to earnings, excluding non-recurring integration costs. Net synergies are expected to be approximately $135 million, and will be achieved in less than two years, through the elimination of duplicative functions, capacity rationalization, greater operational efficiencies and greater efficiencies in supply chain management that will also benefit our clients.

Joel Quadracci will be Chairman, President and Chief Executive Officer of the combined company. Quad will expand its board of directors to include two members from LSC Communications’ existing board.

The transaction is expected to close in mid-2019, subject to approval by Quad and LSC Communications shareholders, regulatory approval and other customary closing conditions.

The Quadracci Family Voting Trust, holder of approximately 64 percent of the voting power of Quad’s outstanding common stock, has entered into a voting agreement with LSC Communications pursuant to which it will vote in favor of the issuance of shares in connection with the transaction.

The closing of the transaction is not contingent on financing. Quad has secured a financing commitment from JPMorgan Chase Bank, N.A. to refinance Quad’s existing credit facility and LSC Communications’ outstanding debt.

Quad is advised in this transaction by J.P. Morgan Securities LLC, BDT & Company and Foley & Lardner LLP. LSC Communications is advised by BofA Merrill Lynch and Sullivan & Cromwell LLP.

Transaction Conference Call and Quad Third Quarter 2018 Earnings Results

In separate press releases, Quad and LSC announced their respective third quarter and year-to-date 2018 results. In light of today’s transaction announcement, LSC Communications has cancelled its previously announced call for November 1. Quad/Graphics will hold a joint conference call and webcast with LSC Communications today at 8:30 a.m. ET / 7:30 a.m. CT to discuss the business combination. Quad/Graphics also will discuss its third quarter financial results on this call.

Participants can pre-register for today’s conference call and webcast by navigating to http://dpregister.com/10124442. Participants will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register at any time, including up to and after the call start time.

Alternatively, participants may dial into the conference call at least 10 minutes prior as follows:

•                  U.S. Toll-Free: 1-877-328-5508

•                  International Toll: 1-412-317-5424

Presentation materials will be available in the investor relations section of each company’s website at http://investors.qg.com and http://investor.lsccom.com/.

FOR IMMEDIATE RELEASE Quad/Graphics to Acquire LSC Communications Page 4 of 6

Telephone playback will be available shortly after the conference call ends, accessible as follows:

•                  U.S. Toll-Free: 1-877-344-7529

•                  International Toll: 1-412-317-0088

•                  Replay Access Code: 10124442

The playback will be available until December 1, 2018.

Notes Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Quad/Graphics and LSC Communications. These forward-looking statements relate to, among other things, the proposed transaction between Quad/Graphics and LSC Communications and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of Quad/Graphics and LSC Communications. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause Quad/Graphics’ or LSC Communications’ actual results to differ materially from those implied in the forward-looking statements include: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is

FOR IMMEDIATE RELEASE Quad/Graphics to Acquire LSC Communications Page 5 of 6

not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with Securities and Exchange Commission (“SEC”). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Quad/Graphics and stockholders of LSC Communications. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Quad/Graphics at its website, www.QG.com, or by contacting Quad/Graphics’ Investor Relations at IR@qg.com, or from LSC Communications at its website, www.lsccom.com, or by contacting LSC Communications’ Investor Relations at investor.relations@lsccom.com.

Participants in Solicitation

Quad/Graphics and LSC Communications and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Quad/Graphics’ participants is set forth in the proxy statement, filed April 4, 2018, for Quad/Graphics’ 2018 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning LSC Communications’ participants is set forth in the proxy statement, filed April 10, 2018, for LSC Communications’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

FOR IMMEDIATE RELEASE Quad/Graphics to Acquire LSC Communications Page 6 of 6

About Quad/Graphics

Quad/Graphics (NYSE:QUAD) is a leading marketing solutions provider. The Company leverages its strong print foundation as part of a much larger, robust integrated marketing offering that helps marketers and content creators improve the efficiency and effectiveness of their marketing spend across offline and online media channels. With a consultative approach, worldwide capabilities, leading-edge technology and single-source simplicity, Quad has the resources and knowledge to help a wide variety of clients in multiple vertical industries, including retail, publishing and healthcare. Quad provides a diverse range of digital and print and related products, services and solutions from multiple locations throughout North America, South America and Europe, and strategic partnerships in Asia and other parts of the world. For additional information visit www.QG.com.

About LSC Communications

With a rich history of industry experience, innovative solutions and service reliability, LSC Communications (NYSE: LKSD) is a global leader in print and digital media solutions. The company’s traditional and digital print-related services and office products serve the needs of publishers, merchandisers and retailers around the world. With advanced technology and a consultative approach, LSC’s supply chain solutions meet the needs of each business by getting their content into the right hands as efficiently as possible.

Quad/Graphics Investor Relations Contact

Kyle Egan

Director of Investor Relations and Assistant Treasurer, Quad/Graphics

414-566-2482

kegan@qg.com

LSC Communications Investor Relations Contact

Janet Halpin

Senior Vice President, Treasurer and Investor Relations, LSC Communications

773-272-9275

investor.relations@lsccom.com

Quad/Graphics Media Contact

Claire Ho

Manager of Corporate Communications, Quad/Graphics

414-566-2955

cho@qg.com

LSC Communications Media Contacts

Steve Frankel / Jamie Moser / Adam Pollack

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Quad/Graphics, Inc. Call to Review Definitive Agreement to Acquire 3rd LSC Communications, Results Inc. and Quarter 2018 October 31, 2018

Call Participants Thomas J. Quinlan III Chairman, Chief Executive Officer and President LSC Communications, Inc. Joel Quadracci Chairman, President & Chief Executive Officer Quad/Graphics, Inc. Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc. 2

Forward-Looking Statements • This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction; (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with the SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. • • 3

Transaction-Related Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 4

LSC Communications Acquisition Overview Joel Quadracci Chairman, President & Chief Executive Officer Quad/Graphics, Inc. Thomas J. Quinlan III Chairman, Chief Executive Officer and President LSC Communications, Inc.

Stronger Together A leading marketing solutions provider. A global leader in print and digital media solutions. $4.2 billion $3.9 billion 9/30/2018 Net Sales — Trailing Twelve Months(1) 9/30/2018 Net Sales — Trailing Twelve Months 55 Manufacturing & Distribution Facilities Worldwide 59 Manufacturing & Distribution Facilities Worldwide 6,900 Clients Worldwide 3,000 Clients Worldwide 22,000 Employees Worldwide 22,000 Employees Worldwide (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 million of sales associated with the European printing business that was sold on 9/28/2018. 6

Strategic Rationale for Acquisition Fuels Quad 3.0 Transformation • Creates a highly efficient print platform to fuel Quad’s 3.0 transformation strategy that creates value by leveraging Quad’s strong print foundation as part of a much larger and more robust integrated marketing solutions offering. Strengthens the role of print in a multichannel world. Broadens Quad’s client base and revenue-generating potential. • • Delivers Cost and Time-Savings Opportunities for Clients Generates Synergies & Additional Free Cash Flow • Enhances production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. Expands logistics services and volume-driven postage savings programs such as co-mail. Strengthens print management services and business process outsourcing. • Expected to generate $135 million in net synergies in less than two years. Expected to create additional Free Cash Flow generation. • • + • Maintains Long-Term Strategic Vision Maintains Strong & Healthy Balance Sheet • Preserves Quadracci Family leadership and voting control in the company. • Joel Quadracci will be Chairman, President & CEO of the combined company. • • All-stock transaction Allows Quad to maintain strong and healthy balance sheet for future capital deployment opportunities, including investing in the business, making strategic acquisitions and returning capital to shareholders. 7

Combination Strengthens Print Platform 4% 6% Magazine, Catalog $4.2 billion Int’l. Logistics $8.1 billion 9/30/2018 Net Sales — 8% Logistics Magazine, & Retail Magazine, 14% Products Int’l.(1) & Retail Books Books Trailing Twelve Months(1) 8 Packaging Other & Instore Media Bo ks Solutions 9%49% & Retail Inserts 9/30/2018 Net Sales — 10% Trailing Twelve Months Dire Mail & mercial 2%, Directories 2%, Media Solutions Logistics 5% Int’l.(1) 41% Office Catalog Inserts $3.9 billion 9/30/2018 Net Sales — 27% (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 mill Packaging & Instore Other Media Solutions 3%3% Direct Mail & Commercial Office Products 45% Catalog Trailing Twelve MonthsInserts 9% 16% ion of sales associated with the European printing business that was sold on 9/28/2018.

Transaction Overview 100% Stock Transaction 0.625 share exchange ratio Expected to achieve approximately $135 million in net synergies in less than two years Closing of the transaction is not contingent on financing. Quad has secured a financing commitment from JPMorgan Chase Bank, N.A. Expected to close in mid-2019, subject to regulatory approval, approval of LSC and Quad shareholders and other customary closing conditions Quad will expand board of directors to include two members from LSC Communications’ existing board 9 Acquisition Discipline Balance Sheet Integrity Executable Integration Economics Make Sense Good Strategic Fit Governance Expected Closing Financing Net Synergies Share Exchange Ratio Type of Transaction

Quad's Evolution

3.0 Continued Multi-Channel Transformation

CONSUMER INSIGHTS | AUDIENCE TARGETING | PERSONALIZATION | PROCESS OPTIMIZATION | CAMPAIGN PLANNING | PRE-MEDIA PRODUCTION | PHOTO/VIDEO

Diversifying offering to support customers with integrated marketing solutions

2.0 Industry Efficiencies

COMMERCIAL | DIRECTORY | INSTORE | PACKAGING | IMAGING | DIRECT MARKETING | BOOK | MEDIA PLANNING & PLACEMENT

Acquired to extend print offering & improve efficiencies

1.0 Foundational Growth

MAGAZINE | CATALOG | RETAIL INSERTS | LOGISTICS | QUADMED

Built a strong print platform that continues today

10

Integrated Marketing Solutions Offering PLAN PRODUCE Create content Understand and connect with your customer assets smarter and faster MANAGE & MEASURE Alleviate operational burden and reduce DEPLOY Reach the right customer at the right time complexity 11

Financial Summary of the Transaction Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc.

Pro Forma 2018 Adjusted EBITDA CALCULATION OF PRO FORMA ADJUSTED EBITDA (US $ Millions) $135 Approx. ($50) $280 $785 $420 2018(1) 2018(1) Pension Income(2) Pre-Synergy 2018(3) Annualized Deal Net Synergies(4) Post-Synergy 2018(3) (1) (2) (3) (4) Represents the midpoint of each respective company’s narrowed 2018 financial guidance for Adjusted EBITDA. Excluding LSC Communications 2018 estimated pension income to be consistent with Quad’s definition of Adjusted EBITDA. Combined pro forma Adjusted EBITDA estimate for 2018. Annualized deal net synergies expected to be achieved in less than two years from the time of deal closing. 13 $650

Net Synergy Breakdown Net Synergies Cost to Achieve $60 million $80 million $50 million $45 million $25 million $10 million $1 Cost to Achieve $ 1 to Annual Net Synergy $135 million $135 million 14 TOTAL Supply Chain Management Efficiencies Administrative Efficiencies Capacity Rationalization We have a proven track record of integrating consolidating acquisitions and anticipate achieving the net synergies within less than two years of the close of the transaction.

Strong Free Cash Flow Generation PRE-SYNERGY PRO FORMA 2018(1) PRE-SYNERGY CONVERSION RATE USES OF FREE CASH FLOW(2) $650 700 million 45% Free Cash Flow Conversion(2) 600 $295 million Affordable Dividend ($1.20/share) Dividend 30% $90 million 500 400 300 (1) Strong Free Cash 200 Available Cash 70% 100 Flow conversion that gets stronger with the synergies 0 $205 million (2) (2) Adjusted EBITDA Free Cash Flow QUAD • • • Debt Reduction Organic Quad 3.0 Investments Strategic Acquisitions LKSD (1) Represents the midpoint of each company’s narrowed 2018 financial guidance. (2) See slide 26 for definitions of our non-GAAP measures. 15 $230 million(1) $420 million(1) $295 million $95 million $200 million(1)

Strong Balance Sheet POST-SYNERGY PRO FORMA DEBT LEVERAGE — 2018 PRE-SYNERGY PRO FORMA DEBT LEVERAGE — 2018 $2,500 $2,500 $1,905 million 2.72x $650 2.43x $1,770 million $2,000 $2,000 $1,500 $1,500 million (2) $1,000 $1,000 $230 million $230 million $500 $500 million(1) $0 $0 (3) (3) Debt QUAD Adjusted EBITDA Debt Adjusted EBITDA LKSD Deal Costs QUAD LKSD Deal Costs Costs to Achieve Synergies Synergies Within our long-term targeted range of 2.0x to 2.5x post-synergy (1) (2) Represents the midpoint of each company’s narrowed 2018 financial guidance. Quad/Graphics estimated debt balance as of 12/31/2018 represents the midpoint of an estimated range of $850 to $870 million. LSC Communications estimated debt as of 12/31/2018 represents the midpoint of an estimated range of $750 to $790 million. See slide 26 for definitions of our non-GAAP measures. Annualized deal net synergies expected to be achieved in less than two years from the time of deal closing. (3) (4) 16 $140 million Debt Leverage Ratio(3) $770 million million $860 million(2) (1) $420 $135 million Debt Leverage Ratio(3) $785 $140 million $770 (2) million $860 million(2) $135 million(4) (1) $420 million(1)

Acquisition History $8.0 3.50x 3.14x 2.93x 3.00x 2.68x 2.64x 2.45x $6.0 2.40x 2.35x 2.38x 2.50x 2.15x 2.05x 2.00x $4.0 1.50x 1.00x $2.0 0.50x billion $0.0 0.00x (1) 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 (E) Annual Net Sales Debt Leverage Ratio at Year End (2) (1) Represents Quad/Graphics, Inc.’s narrowed 2018 financial guidance as detailed on slide 19. (2) See slide 26 for definitions of our non-GAAP measures. Estimated 2018 Debt Leverage Ratio of 2.05x is recalculated using the midpoint of the range of $850 to $870 million of 12/31/2018 debt divided by the mid-point of Quad’s 2018 narrowed Adjusted EBITDA guidance. 17 $4.8 billion $4.7 billion $4.6 billion $4.3 billion $4.2 billion $4.2 billion $4.1 billion $4.0 billion $3.1 billion $1.8

Quad/Graphics Q3 2018 Financials Dave Honan Executive Vice President & Chief Financial Officer Quad/Graphics, Inc.

Financial Overview – Quad/Graphics, Inc. Third Quarter Year-to-Date STATEMENT OF OPERATIONS Cost of Sales 831.7 784.8 2,450.8 2,330.9 Adjusted EBITDA(1) $ 105.0 $ 113.1 $ 305.1 $ 325.9 STATEMENT OF CASH FLOWS Capital Expenditures (85.0) (61.6) (1) See slide 26 for definitions of our non-GAAP measures and slides 27 & 28 for reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin and slide 29 for a reconciliation of Free Cash Flow as non-GAAP measures. 19 Q3 2018 results were in line with our expectations. Free Cash Flow(1) $ (38.4) $ 118.1 Cash from Operating Activities $ 46.6 $ 179.7 Adjusted EBITDA Margin(1) 10.2% 11.2% 10.1% 11.0% SG&A92.4 107.5 278.5 310.4 Net Sales$ 1,029.1 $ 1,005.4 $ 3,012.1 $ 2,967.2 US $ Millions September 30, 2018 September 30, 2017 September 30, 2018 September 30, 2017

2018 Annual Guidance – Quad/Graphics, Inc. (Narrowed) Net Sales $4.0 to $4.2 billion Approximately $4.2 billion Free Cash Flow(2) $200 to $240 million Approximately $200 million Interest Expense $65 to $75 million $70 to $75 million Capital Expenditures $85 to $95 million $95 to $100 million Cash Taxes $15 to $25 million $10 to $15 million (1) (2) (3) Adjusted EBITDA guidance excludes non-cash pension income in 2018 due to new accounting standards that require pension income to be excluded from Operating Income. See slide 26 for definitions of our non-GAAP measures. Includes single employer pension plans and multi-employer pension plans. 20 Pension Cash Contributions(3) Approximately $15 million Approximately $18 million Restructuring and Transaction-Related Cash Expense$35 to $45 million $25 to $30 million Depreciation & Amortization $215 to $225 million Approximately $230 million Adjusted EBITDA(1)(2)$410 to $450 million $410 to $430 million US $ Millions 2018 (Previous) 2018

Debt & Pension Obligations DEBT & CAPITAL LEASES PENSION & MEPP OBLIGATIONS $112 million $1,200 $120 $109 $1,000 $80 $800 $600 $40 $400 $200 $0 12/31/2017 9/30/2018 $0 12/31/2017 9/30/2018 (1) Assumes a re-measurement of Quad/Graphics, Inc.’s pension liability as of 9/30/2018. 21 Pension plan funded status increased to 90%, resulting in a $49 million unfunded pension liability. Debt increased due to $71 million of net cash invested in Ivie and Rise and $37 million of share repurchases. Pension MEPP million $1,074 million $965 million $28 million $43 million $69 $84 million million $20 million $49 Million(1)

Capital Structure as of September 30, 2018 DEBT LEVERAGE RATIO(1) INTEREST 2.60x 2.50x 2.40x 2.30x 2.20x 2.10x 2.00x 1.90x Floating Long-Term Targeted Range of 2.0x to 2.5x 5.2% Blended Interest Rate 42% 58% 2.28x 28x Fixed REVOLVER AVAILABILITY Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 (2) 2018 (E) $555Revolver Million Available on (1) See slide 26 for definitions of our non-GAAP measures and slide 30 for a reconciliation of Debt Leverage Ratio as a non-GAAP measure. (2) Estimated 2018 Debt Leverage Ratio of 2.05x is recalculated using the midpoint of the range of $850 to $870 million of 12/31/2018 debt divided by the mid-point of Quad’s 2018 narrowed Adjusted EBITDA guidance. 22 Q3 is the seasonal peak of debt and we expect to be at the low end of our 2.0x to 2.5x range at December 31, 2018. 2.46x 2. 2.34x 2.15x 2.05x

Shareholder Value (as of October 30, 2018) $1.25 23 Commitment to the Dividend $1.50 $1.20 $1.20 $1.20 $1.20 $1.00 $0.75 $0.50 $0.25 $0.00 2014 2015 2016 2017 2018 Dividend Yield 7% Dividend as % of Free Cash Flow 30% Declared dividend of $0.30 per share to be payable on December 7, 2018, to shareholder of record as of November 19, 2018. $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30 $0.30

For questions contact: Kyle Egan IR@qg.com For questions contact: Janet Halpin investor.relations@lsccom.com

Supplemental Information

Non-GAAP Financial Measures • In addition to financial measures prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), this presentation also contains Non-GAAP financial measures, specifically EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Conversion, Debt Leverage Ratio, and Adjusted Diluted Earnings Per Share. The Company believes that these Non-GAAP measures, when presented in conjunction with comparable GAAP measures, provide additional information for evaluating Quad/Graphics’ performance and are important measures by which Quad/Graphics’ management assesses the profitability and liquidity of its business. These Non-GAAP measures should be considered in addition to, not as a substitute for or superior to, net earnings (loss) as a measure of operating performance or to cash flows provided by operating activities as a measure of liquidity. These Non-GAAP measures may be different than Non-GAAP financial measures used by other companies. Reconciliations to the GAAP equivalent of these Non-GAAP measures are contained on slides 27 – 33. Adjusted EBITDA is defined as net earnings (loss) attributable to Quad/Graphics common shareholders excluding interest expense, income tax expense (benefit), depreciation and amortization, restructuring, impairment and transaction-related charges, net pension income, employee stock ownership plan contribution, loss (gain) on debt extinguishment, equity in (earnings) loss of unconsolidated entity and net loss attributable to noncontrolling interests. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales. Free Cash Flow is defined as net cash provided by operating activities less purchases of property, plant and equipment. Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted EBITDA. Debt Leverage Ratio is defined as total debt and capital lease obligations divided by the last twelve months of Adjusted EBITDA. Adjusted Diluted Earnings Per Share is defined as earnings before income taxes and equity in (earnings) loss of unconsolidated entity excluding restructuring, impairment and transaction-related charges, employee stock ownership plan contribution, loss (gain) on debt extinguishment, and adjusted for income tax expense at a normalized tax rate, divided by diluted weighted average number of common shares outstanding. • • • • • • 26

Adjusted EBITDA Third Quarter Three Months Ended September 30, Net earnings attributable to Quad/Graphics common shareholders $ 23.4 $ 19.8 Income tax expense 3.1 11.8 EBITDA [Non-GAAP] $ 103.9 $ 107.7 Restructuring, impairment and transaction-related charges 5.3 8.0 Equity in earnings of unconsolidated entity (0.2) — Adjusted EBITDA [Non-GAAP] $ 105.0 $ 113.1 27 Adjusted EBITDA Margin [Non-GAAP]10.2% 11.2% Net loss attributable to noncontrolling interests (0.9)— Net pension income (3.1)(2.6) EBITDA Margin [Non-GAAP] 10.1%10.7% Depreciation and Amortization 59.1 58.3 Interest expense 18.3 17.8 US $ Millions 2018 2017

Adjusted EBITDA Year-to-Date Nine Months Ended September 30, Net earnings attributable to Quad/Graphics common shareholders $ 29.3 $ 51.9 Income tax (benefit) expense (3.9) 26.8 EBITDA [Non-GAAP] $ 253.0 $ 307.8 Restructuring, impairment and transaction-related charges 40.6 22.5 Employee stock ownership plan contribution 22.3 — Equity in (earnings) loss of unconsolidated entity (0.7) 0.8 Adjusted EBITDA [Non-GAAP] $ 305.1 $ 325.9 28 Adjusted EBITDA Margin [Non-GAAP]10.1% 11.0% Net loss attributable to noncontrolling interests (0.8)— Loss on debt extinguishment —2.6 Net pension income (9.3)(7.8) EBITDA Margin [Non-GAAP] 8.4%10.4% Depreciation and Amortization 173.6 175.5 Interest expense 54.0 53.6 US $ Millions 2018 2017

Free Cash Flow Year-to-Date Nine Months Ended September 30, Net cash provided by operating activities $ 46.6 $ 179.7 Free Cash Flow [Non-GAAP] $ (38.4) $ 118.1 29 Less: purchases of property, plant and equipment (85.0)(61.6) US $ Millions 2018 2017

Debt Leverage Ratio

US $ Millions (Except Ratio Data)	September 30, 2018	December 31, 2017
Total debt and capital lease obligations on the balance sheets	$ 1,074.4	$ 964.8
Divided by:		
Trailing twelve months Adjusted EBITDA for Quad/Graphics [Non-GAAP]	$ 427.4	$ 448.2
Pro Forma Adjusted EBITDA for Ivie & Associates [Non-GAAP]	8.6	—
Trailing twelve months Adjusted EBITDA [Non-GAAP]	$ 436.0	$ 448.2
Debt Leverage Ratio [Non-GAAP][(1)]	**2.46x**	**2.15x**

(1) The calculation of Adjusted EBITDA for the trailing-twelve months ended September 30, 2018 and December 31, 2017, was as follows:

		Add	Subtract	Trailing Twelve Months Ended
	Year Ended	Nine Months Ended		
	December 31, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Net earnings attributable to Quad/Graphics common shareholders	$ 107.2	$ 29.3	$ 51.9	$ 84.6
Interest expense	71.1	54.0	53.6	71.5
Income tax (benefit) expense	(16.0)	(3.9)	26.8	(46.7)
Depreciation and amortization	232.5	173.6	175.5	230.6
EBITDA [Non-GAAP]	$ 394.8	$ 253.0	$ 307.8	$ 340.0
Restructuring, impairment and transaction-related charges	60.4	40.6	22.5	78.5
Net pension income	(9.6)	(9.3)	(7.8)	(11.1)
Employee stock ownership plan contribution	—	22.3	—	22.3
Loss on debt extinguishment	2.6	—	2.6	—
Equity in (earnings) loss of unconsolidated entity	—	(0.7)	0.8	(1.5)
Net loss attributable to noncontrolling interests	—	(0.8)	—	(0.8)
Adjusted EBITDA [Non-GAAP]	**$ 448.2**	**$ 305.1**	**$ 325.9**	**$ 427.4**

30

Balance Sheet ASSETS Receivables 553.0 552.5 Other current assets 57.6 45.1 Goodwill 55.5 — Other long-term assets 100.7 122.9 LIABILITIES AND SHAREHOLDERS’ EQUITY Other current liabilities 274.1 306.2 Long-term debt and capital leases 1,027.0 917.2 Single and multi-employer pension obligations 88.3 112.3 Total liabilities $ 2,020.5 $ 1,930.0 Total liabilities and shareholders’ equity $ 2,533.8 $ 2,452.4 31 Shareholders’ equity $ 513.3 $ 522.4 Other long-term liabilities 107.7 123.2 Deferred income taxes 44.0 41.9 Current debt and capital leases47.4 47.6 Accounts payable $ 432.0 $ 381.6 Total assets$ 2,533.8 $ 2,452.4 Intangible assets—net 121.7 43.4 Property, plant and equipment—net 1,284.5 1,377.6 Inventories 354.5 246.5 Cash and cash equivalents $ 6.3 $ 64.4 US $ Millions September 30, 2018 December 31, 2017

Adjusted Diluted Earnings Per Share Third Quarter Three Months Ended September 30, Earnings before income taxes and equity in earnings of unconsolidated entity $ 25.4 $ 31.6 30.7 39.6 Adjusted net earnings [Non-GAAP] $ 23.0 $ 23.8 Basic weighted average number of common shares outstanding 49.3 49.5 Diluted weighted average number of common shares outstanding 51.1 51.5 Diluted earnings per share attributable to Quad/Graphics common shareholders [GAAP] $ 0.46 $ 0.38 (1) A normalized income tax rate of 25% was used for the three months ended September 30, 2018, which reflects changes related to the Tax Cuts and Jobs Act that was enacted in December 2017. The Company used a normalized income tax rate of 40% for the three months ended September 30, 2017, consistent with the normalized rate used prior to the enactment of the Tax Cuts and Jobs Act. 32 Adjusted Diluted Earnings Per Share [Non-GAAP]$ 0.45 $ 0.46 Plus: effect of dilutive equity incentive instruments 1.8 2.0 Income tax expense at normalized tax rate(1) 7.7 15.8 Restructuring, impairment and transaction-related charges 5.3 8.0 US $ Millions (Except Per Share Data) 2018 2017

Adjusted Diluted Earnings Per Share Year-to-Date Nine Months Ended September 30, Earnings before income taxes and equity in (earnings) loss of unconsolidated entity $ 23.9 $ 79.5 Employee stock ownership plan contribution 22.3 — 86.8 104.6 Adjusted net earnings [Non-GAAP] $ 65.1 $ 62.8 Basic weighted average number of common shares outstanding 50.0 49.4 Diluted weighted average number of common shares outstanding 51.8 51.6 Diluted earnings per share attributable to Quad/Graphics common shareholders [GAAP] $ 0.57 $ 1.01 (1) A normalized income tax rate of 25% was used for the nine months ended September 30, 2018, which reflects changes related to the Tax Cuts and Jobs Act that was enacted in December 2017. The Company used a normalized income tax rate of 40% for the nine months ended September 30, 2017, consistent with the normalized rate used prior to the enactment of the Tax Cuts and Jobs Act. 33 Adjusted Diluted Earnings Per Share [Non-GAAP]$ 1.26 $ 1.22 Plus: effect of dilutive equity incentive instruments 1.8 2.2 Income tax expense at normalized tax rate(1) 21.7 41.8 Loss on debt extinguishment —2.6 Restructuring, impairment and transaction-related charges 40.6 22.5 US $ Millions (Except Per Share Data) 2018 2017